Exhibit (a) (5) (ii)

Doral Financial Corporation to Hold Conference Call on Monday, June 1
2009 to Discuss Preferred Exchange Offer
San Juan, Puerto Rico—May 29, 2009—Doral Financial Corporation (NYSE:DRL) (the “Company or “Doral”), the holding company of Doral Bank, today announced that it will hold a conference call on Monday, June 1, at 4:30 p.m. Eastern Daylight Time to discuss its previously announced offers to acquire a portion of its outstanding preferred stock in exchange for shares of common stock plus a cash payment.
To phone into the conference call, parties in the United States and Puerto Rico should dial Toll-Free (866) 238-1641 and enter access code 1366991. Outside of the United States, parties should dial (703) 639-1162 and enter access code 1366991. An accompanying presentation for the conference call in addition to the tender offer statement can be accessed at www.doralfinancial.com.
A replay of the conference call will be available from June 2, 2009 through June 5, 2009 by dialing Toll-Free (888) 266-2081 and enter access code 1366991. Outside the United States, parties should dial (703) 925-2533 and enter access code 1366991.
Important Additional Information about the Preferred Stock Exchange Offer
This press release is provided for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to sell Doral common or preferred stock. The offers to exchange Doral’s preferred stock are only being made pursuant to the tender offer statement (including the offer to exchange, the letter of transmittal and other offer documents), filed with the SEC on May 7, 2009, as amended or supplemented from time to time. Holders of the Company’s preferred stock must make their own decision whether to tender shares of preferred stock in the related exchange offer, and, if so, the liquidation amount of preferred stock to tender. Neither Doral, the information agent, the exchange agent nor any other person is making any recommendation as to whether or not holders of the Company’s preferred stock should tender their shares of preferred stock for exchange in the exchange offers.
The exchange offer for each series of our preferred stock is scheduled to expire at 5:00 p.m., New York City time, on June 8, 2009, unless extended. Investors and security holders are urged to read the tender offer statement (including the offer to exchange, the letter of transmittal and other offer documents) and any amendments or supplements thereto and any other documents relating to the exchange offers that are filed with the SEC carefully and in their entirety because they contain important information. Investors and security holders can obtain free copies of any such documents filed with the SEC by Doral at www.doralfinancial.com and through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Doral’s information agent, MacKenzie Partners, at 800-322-2885 or 212-929-5500.
Contacts:
Investor Relations
Roberto Reyna
Roberto.Reyna@doralfinancial.com
(787) 474-5438
Media
Lucienne Gigante
Lucienne.gigante@doralbank.com
(787) 474-6298